Exhibit 99.1

Stevanato Group S.p.A.

“Second Quarter 2025 Results Conference Call”

Tuesday, August 5, 2025, 14:30 CET

MODERATORS:	FRANCO STEVANATO, CHIEF EXECUTIVE OFFICER

MARCO DAL LAGO, CHIEF FINANCIAL OFFICER

LISA MILES, SENIOR VICE PRESIDENT OF INVESTOR RELATIONS

OPERATOR:	Good afternoon. This is the Chorus Call conference operator. Welcome and thank you for joining the Stevanato Second Quarter 2025 Results Conference Call. As a reminder, all participants are in listen-only mode. After the presentation, there will be an opportunity to ask questions. Should anyone need assistance during the conference call, they may signal an operator by pressing “*” and “0” on their telephone.

At this time, I would like to turn the conference over to Ms. Lisa Miles, Investor Relations. Please go ahead, madam.

LISA MILES:	Good morning and thank you for joining us. With me today are Franco Stevanato, Chief Executive Officer and Marco Dal Lago, Chief Financial Officer. A presentation to accompany today’s results is available on the Investor Relations page of our website under the financial results tab.

As a reminder, some statements being made today are forward-looking and based on current expectations. Actual results may differ materially due to risks outlined in Item 3D Risk Factors of our most recent annual report on Form 20-F filed with the SEC. Please review the safe harbor statement included at the beginning of today’s presentation and in our press release. The company undertakes no obligation to revise or update these forward-looking statements, except as required by law.

Today’s presentation may include non-GAAP financial information. Management uses these measures internally to assess performance and believes they may be helpful for investors in, evaluating the quality of our financial results, identifying trends in our performance, and providing meaningful period-to-period comparisons. For a reconciliation of these non-GAAP measures, please refer to the company’s most recent earnings press release.

And with that, I’ll hand the call over to Franco Stevanato.

FRANCO STEVANATO:	Thank you, Lisa, and thanks for joining us. Today, we will review our second quarter performance, share updates on our investment projects, and discuss the current market environment. We delivered another solid quarter, marked by top-line growth, a higher mix of high-value solutions, and expanded margins. These results keep us on track to achieve our full-year 2025 guidance and reflect the continued momentum of our strategic roadmap.

In the second quarter of 2025, revenue grew 8%, led by strong performance in our Biopharmaceutical and Diagnostic Solutions Segment, particularly in our core drug containment business. Notably, this growth offset a 2% revenue decline in the Engineering Segment, as we continue to advance our business optimization plan.

The solid performance in the BDS segment is underpinned by favorable secular tailwinds, especially the continued rise in biologics, which is fueling strong demand for our products. The expanding capacity in Latina and Fishers is a direct response to market demand, and our new facilities are already contributing to near-term growth, as we scale volumes and generate revenue from high-value products.

In the second quarter, high-value solutions accounted for 42% of total revenue, driven primarily by growth in high-value syringes and, to a lesser extent, EZ-fill® cartridges and EZ-fill® vials. We are also seeing encouraging signs of ongoing stabilization in vial demand, as the effects of destocking continue to ease.

Turning to the Engineering Segment, second quarter revenue was largely in line with our expectations, but margins were lower due to a higher mix of revenue from legacy projects and the timing of new order intake. Two factors contributed to this. First, our top priority remains execution, with dedicated resources focused on completing the remaining legacy projects. Second, several new orders that were forecasted in the second quarter are now expected to be secured in the second half of 2025.

However, we are making meaningful operational progress on the initiatives outlined in our business optimization plan. During the quarter, we completed the majority of these legacy projects and remain on track to finalize the remaining ones by the end of this year.

One of the key performance indicators underscoring our operational improvements is customer site acceptance tests or SATs. This is the final validation step when a customer accepts the manufacturing line. For the first half of 2025, our SATs significantly increased compared to last year. This is an important achievement for the team and confirms that our actions are delivering results.

Over the last 12 months, we have streamlined processes and improved workflows across every phase, from order intake through acceptance testing. We have also rebalanced internal resources to support the relocation of certain activities to Italy.

Looking ahead, our Denmark operations will serve as an innovation hub, focused on more customized manufacturing lines for device assembly and packaging. In parallel, we are advancing our footprint optimization efforts. We are evaluating a second location in Bologna, Italy, where we already have operations and access to a strong pool of technical talent.

Over the past year, we have been laser-focused on execution. Now, we have initiatives underway to enhance our commercial strategy and better position the segment to capitalize on long-term growth opportunities. Over the next five years, we see continued strong demand, due to the favorable trends such as the increase in the self-administration of medicines, and the continued rise in biologics. We also believe that we are well positioned to benefit from the increase in capital investments and U.S. onshoring initiatives that were recently announced by several pharma and biotech customers.

Let’s turn to an update on our capital investment projects in Fishers and Latina, where we are increasing our capacity for high-value syringes in the near term. In Fishers, line installations and customer validations are ongoing, and the site is expected to reach full productivity in late 2028. In June, we hosted participants from the Parenteral Drug Association, or PDA conference for a tour of Stevanato Group’s advanced manufacturing capabilities. The event showcased our premium drug containment solutions, integrated device manufacturing, and engineering after-sales services. It was a valuable opportunity to strengthen relationships and demonstrate our commitment to innovation and quality.

In Latina, the team remains focused on scaling the current phase of commercial production for high-value syringes. In parallel, we are installing additional syringe lines, including ones that produce dual-chamber products. Customer validations will continue into 2026 as planned. We are also preparing for the next phase of ready-to-use cartridge production.

Our capital investments are helping us meet rising market demand for our core drug containment products, amid the growth in biologics. In the first half of 2025, biologics represented 39% of BDS Segment revenue, compared with 35% and 25% in the same periods in fiscal 2024 and 2023, respectively. While GLP-1s remain a strong long-term tailwind, the wider biologics segment is also a key growth driver for our broader high-value solutions portfolio.

Let me share some examples. First, we are seeing high demand for our Alba® technology, the highest performing syringe platform in our portfolio. Customers in the U.S., Europe and APAC, are using our Alba® platform for a range of mAbs based products that require minimal particle release. Those programs include ophthalmic applications, among others.

Second, we have a robust pipeline of mAbs projects in the clinical phase for both novel applications and biosimilars driving demand for our Nexa® premium syringes.

Lastly, we see an increasing number of requests for specially coated vials that are suited for highly potent drugs. This includes antibody-drug conjugates, or ADCs, that require more complex production processes and advanced technologies. We believe that the strength of our portfolio will put us in an optimal position to leverage the diverse set of opportunities ahead, particularly in biologics, to deliver long-term sustainable growth.

With that, I’ll turn the call over to Marco.

MARCO DAL LAGO:	Thanks, Franco. Before I begin, I’d like to clarify that all comparisons refer to the second quarter of 2024, unless otherwise specified.

Let’s start on Page 9. In the second quarter of 2025, revenue increased by 8% to €280 million, driven by 10% growth in the BDS Segment, which offset a 2% decline in the Engineering Segment. Foreign currency translation was a headwind, and on a constant currency basis, revenue would have increased 10%.

Revenue from high-value solutions grew 13% in the second quarter to €116.8 million, representing 42% of total revenue. This was primarily driven by continued strong demand for high-value syringes, as well as growth in both EZ-fill® vials and cartridges. The strong performance in the BDS Segment led to a 210 basis point increase in consolidated gross profit margin, reaching 28.1% in the second quarter of 2025. This was mainly due to, the expected financial improvements at our Latina and Fishers facilities as we scale our multi-year investment plan. While both sites are currently margin dilutive, we will continue to gain operating leverage as volumes and revenue grow. And a higher mix of more accretive high-value solutions. These favorable trends were partially offset by lower gross profit contribution from the Engineering Segment.

In the second quarter of 2025, operating profit margin increased to 14.8%, and on an adjusted basis, operating profit margin rose to 15.5%. This improvement was driven by an increase in gross profit and continued benefits from the cost management initiatives launched last year.

Net profit totaled €29.7 million, with diluted earnings per share of €0.11. On an adjusted basis, net profit was €31.3 million, and adjusted diluted EPS were also €0.11. Adjusted EBITDA increased to €65.1 million, resulting in a 240 basis-point improvement in the adjusted EBITDA margin of 23.2% for the second quarter of 2025.

Moving to Segment results on Page 10. In the second quarter of 2025, revenue from the BDS Segment grew 10% to €243.5 million, led by growth in high-value solutions, as well as other containment and delivery solutions. On a constant currency basis, segment revenue would have increased 12%.

As Franco noted, we’re seeing vial demand stabilize as the effects of destocking continue to ease. High-value solutions grew 13% to €116.8 million, representing approximately 48% of segment revenue, fueled by growth in high-value syringes and, to a lesser extent, EZ- fill® cartridges and EZ-fill® vials. Revenue from other containment and delivery solutions increased 6% to €126.7 million driven by bulk syringes, cartridges, and contract manufacturing activities.

In the second quarter of 2025, gross profit margin increased 350 basis points to 31.2%. Margin expansion was driven by the financial improvements in Latina and Fishers, as well as a higher mix of more accretive high-value solutions. As a result, the operating profit margin for the BDS Segment rose to 19.1%, up from 14.5% in the same period last year.

In the second quarter of 2025, revenue from the Engineering Segment decreased 2% to €36.5 million. This was driven by lower revenue in our glass conversion business, partially offset by growth in the device assembly and packaging business. The segment’s gross profit margin declined to 6.6%, resulting from a higher level of revenue from legacy projects and the timing of new work. This was due to a shift in new orders that were initially forecasted for the second quarter and are now expected to be secured in the second half of 2025. As a result, the operating profit margin was negative 0.8%.

Please turn to the next slide for an overview of the balance sheet and cash flow. As of June 30, 2025, the company had cash and cash equivalents of €94.2 million and net debt of €312.4 million. In July, we announced €200 million in financing from three of our banking partners. The funds will support the expansion of syringe production and future capacity for ready-to-use cartridges at our Latina facility, as well as syringe production and device contract manufacturing in Fishers. For the second quarter of 2025, capital expenditures totaled €69.1 million.

Net cash from operating activities increased to €44.9 million. Cash used for the purchase of property, plant, and equipment, and intangible assets, totaled €60.3 million, for the second quarter of 2025. The combination of increased operating cash flow and lower CAPEX drove a significant year-over-year improvement in free cash flow. This resulted in a negative free cash flow of €13 million for the second quarter of 2025, compared with negative €46.1 million in the same period last year. We believe we have adequate liquidity to fund our strategic priorities through a combination of cash on hand, cash generated from operations, available credit lines, and our ability to access additional debt or equity financing.

Please turn to the next slide for guidance. We are reiterating our fiscal 2025 guidance, and still expect: revenue in the range of €1.160 billion to €1.190 billion. Adjusted EBITDA between €288.5 million and €301.8 million; and adjusted diluted EPS between €0.50 and €0.54. We have updated certain inputs in our guidance, including the following.

The BDS Segment is now expected to grow high single-digits, and the Engineering Segment is now expected to decrease by low double-digits compared to fiscal 2024. An increase in the mix of high-value solutions to 40% to 42% of total revenue, up from 39% to 41% in our prior guide.

For foreign currency, we now assume a headwind of approximately €12 million to €15 million on the topline. We assumed a euro/dollar rate between 1.13 to 1.17 for the second half of 2025. The headwind is offset by growth and fully absorbed in the model. In addition, our hedging strategies have helped to limit our exposure.

An updated tariff rate for imported goods from the European Union to the U.S. of 15%, compared with our prior assumption of 10%. Our guidance fully absorbs the incremental impact from the new tariff rate. Our updated guidance also considers an operating profit margin expansion of approximately 150 basis points compared to fiscal 2024, driven by lower-than-expected depreciation as we refined our estimates at the end of June, and an increase in high-value solutions. The better operating profit is offset on the bottom line by a higher tax rate of 25.8%.

Thank you, I will hand the call back to Franco.

FRANCO STEVANATO:	Thank you, Marco. With the first half of the year behind us, we are seeing sustained momentum driven by healthy market demand, which puts us squarely on the path to achieve our full year guidance. As we advance our multi-year investment optimization plans, we remain focused on disciplined execution, industry-leading innovation, and continuing to meet the evolving needs of our customers. Together, these priorities position us well for long-term profitable growth.

We operate in dynamic, high-growth markets, with capital investments strategically aligned to meet demand-driven needs. We have an established presence and long track record with the major biotech and pharma players, including the Top 25 global pharma customers. These customers have a rich pipeline of biologic injectables in development, and we remain a trusted partner to support their efforts in bringing new, groundbreaking treatments to patients.

This dovetails with powerful secular trends, such as aging populations, pharmaceutical innovation and the shift towards self-administration of therapies. These trends align closely with our core capabilities and position us well for long-term success.

Looking ahead, we believe the need for high-performance drug containment, coupled with the value of a fully integrated platform, will support sustainable revenue growth and drive meaningful margin expansion. Backed by strong business fundamentals and a disciplined financial strategy, we have the flexibility to invest in growth while creating a long-term value for our shareholders.

Operator, we are ready for questions. Thank you.

Q&A

OPERATOR:	Thank you, sir. This is the Chorus Call conference operator. We will now begin the question and answer session. Anyone who wishes to ask a question may press “*” and “1” on the touchtone telephone. To remove yourself from the question queue, please press “*” and “2.” Please pick up the receiver when asking questions. We kindly ask you to limit to one question and follow-up only, and join the queue again for any further questions. We will pause momentarily for the first question.

The first question comes from Matt Larew of William Blair.

MATT LAREW:	Hi, good morning and thanks for taking my question. On Engineering, it sounds like you’re getting close to wrapping up some of the legacy projects that were hindering their ability to take on new work, but now you referenced some delays and new orders coming in. So just curious to be, are those delays in any way related to customer decision-making, related to tariffs? Are they purely timing or is this sort of an extended sales cycle issue? That’s part one.

And then the second part would be, I think this...the new guidance requires high teens decline in the back half of the year for Engineering. Franco, you obviously alluded to a number of strong tailwinds in the medium term, vis-à-vis reshoring and investments in the US. So, to the extent we do have high teens decline in engineering in the back half of the year, when does that reverse and how do we kind of bridge to the strong growth environment you alluded to?

MARCO DAL LAGO:	Thanks, Matt. Marco speaking. Starting from second quarter, the difference is related to timing of new orders. So that basically from the second quarter to the second half of the year, we haven’t lost important negotiation. It’s just a matter of decision-making related to CAPEX on our customer side, you know this is a project-based business, so it’s not unusual for order flow and timing to fluctuate from quarter-to-quarter.

And about the guidance reflecting this timing, let’s say postponement, we review our guidance guiding now to a low double-digit decline compared to last year that is reflecting the timing difference of new orders. Nevertheless, as mentioned, we more than offset the difference with a stronger market in the BDS segment that offset also the currency headwinds.

FRANCO STEVANATO:	Matt, Franco speaking. If I can add a little bit more color from what is related to the market, the biologic market is heavily investing in new technology, thanks to the rich pipeline that they have at their launch into the market. So, I can confirm the demand outside is very strong. The focus in the last three quarters for Stevanato was just to deliver and to succeed with the SATs to our bigger clients, in particular for what are related to some legacy programs. Today, we were successfully able to deliver this line. These are inside a bigger agreement with our customers that will be some additional repetitive orders. So, it’s just a timing effect. Today, once we are going to deliver this line, there will be additional lines that we’re going to assemble and deliver to our clients in the next 12 months to 18 months.

MATT LAREW:	Okay. Thank you. And just as a follow-up, on the first quarter call, you referenced, I think, you know an improvement in vials and talked about mid to high single-digit growth for vials for the year with sequential improvements throughout the year. It sounds like qualitatively, your comments support that, but just wanted to confirm that you did continue to see a quantitative improvement on the vial side and that that guidance is intact for the year.

MARCO DAL LAGO:	Yes, I start with the numbers, then Franco will provide more color about the market. We went up about 3% compared with the same period last year in vials, but the order intake is very strong. I mean, its double-digit growth compared to the same period last year. So, we reiterate our confidence in mid to high single-digit growth in vials for 2025, you know after a decline of 35% last year.

FRANCO STEVANATO:	And Matt, if you remember, in the last 2, 3 quarters, we show that we are starting to see gradual recovery, gradually improving the vial market, in particular on bulk, and also in the EZ-fill®. So today, we have some good indicators in Stevanato Group. So, our order intake is starting...order book is starting to improve quarter-after-quarter. We are starting to see also some positive big orders, in particular in United States, in terms of EZ-fill® vials. And also, we are confident that our idea that without 2025 that we move without a sort of normalization is still on track. So, we are confident on this gradual recovery in the vial market.

MATT LAREW:	Great. Thank you.

FRANCO STEVANATO:	You’re welcome.

OPERATOR:	The next question is from Michael Ryskin of Bank of America.

AVANTIKA:	Hey, this is Avantika [ph] on for Mike. Thanks for taking my question. I just wanted to ask on BDS, the guide raise is encouraging, but I wanted to see if you were seeing any pull forward from customers due to tariffs?

FRANCO STEVANATO:	Franco speaking, what we see overall that the forecast of our big clients, also biosimilar, are regular. We don’t see big fluctuation quarter-by-quarter. So, we see that in particular for what is related to our EZ-fill® products, syringes, cartridges, and vials that are gradual and constant in the forecast.

MARCO DAL LAGO:	Yes, about tariffs, we had positive conversations with our customers. Basically, we are reiterating our guidance. In May, we assumed in our guidance about €4.5 million impact at the operating profit level, in spite of the increased tariffs from the European Union to U.S. we have been able to offset this incremental tariff, thanks to conversation with our customers and the fact that we are leveraging more and more our global footprint.

LISA MILES:	And one other point that I might add is that we are not seeing the phenomenon of pull forward as it relates to the tariff situation as others may have seen.

AVANTIKA:	Alright, great. Thank you so much. And then if I may ask, like a few weeks ago, you announced a $200 million bridge credit with...for your Fishers and Latina sites. Are you able to give us a little bit more color on that agreement and you know what you’re looking to use those funds for?

MARCO DAL LAGO:	Yes, first of all, we have very good relationships with our banking partners. The purpose of the financing is to expand our capacity, predominantly in Latina with RTU cartridges and syringes, but also in Fishers with syringes, vials, and drug delivery systems. It’s totally consistent with our strategy of expansion. And besides that, we are also planning to reimburse some financing in 2025 and 2026, some legacy financing. So, we are just securing in advance the needs for the future months and years.

AVANTIKA:	Alright, great. Thank you so much.

OPERATOR:	The next question is from David Windley of Jefferies.

DAVID WINDLEY:	Hi, thanks. Thanks for taking my question. You mentioned in your prepared remarks, made the point about the breadth of demand highlighting GLP-1, but other biologics. I wondered if you could delve into that a little bit more, maybe tell us what percentage of your revenue or what growth contribution the GLP-1 class is making and what, kind of where that is showing up in your product suite. I’m sure it’s in cartridges and syringes, but also wondering about, you know maybe some of your contract manufacturing activities as well. Thanks.

FRANCO STEVANATO:	Yes. David, Franco speaking. So, first of all, we don’t provide a detailed breakdown around the GLP-1s. Usually, we don’t provide the number around a single category. GLP-1s, we put under the umbrella of biologics in our BDS segment that moved from 2022 to 2025 from 19% of the revenue of the BDS segment up to more than 39% in the first semester of 2025. So, for sure, GLP-1s, it will be a solid long-term tailwind for Stevanato Group because we are deeply involved through our big clients, also biosimilars through all practically our product portfolio from syringes, syringe bypass, cartridges ready-to-fill, engineering line, and also from CMO in terms of BDS. But besides this, what I would like to underline that the biologic industry in general, in particular our Top 25 clients, have a rich pipeline today. And most of this pipeline, they are going to use injectable products, even more what we call self-administration. So today in Stevanato, we have many programs around Alba® technology for what is related to certain high potent drugs from certain molecules that there are very high attention on the particle release. We have many programs around cartridges ready-to-fill from 3 to 5 to 10 ml when there is connected also the auto injectors. And also, we have many programs around the vial ready-to-fill. So, all overall, we are able to continue to grow together with our big bio customers that involves the Stevanato Group many years ago on standard vial. Today, they are continuing to evolve. And thanks to their self-administration requirement, they are going to engage the Stevanato in the full portfolio. So, we are quite happy about this.

DAVID WINDLEY:	That’s helpful. Thank you. I’m wondering as a follow-up, could you talk about maybe your mix within high value, and how that is evolving? I guess, what I’m getting at is, how much of the margin improvement that you’re seeing is richer mix in terms of the product demand of your high-value solutions And, how much of it is simply recovering some utilization in some of the lines where activity has been depressed? How much of it is just absorption versus mix? Thanks.

MARCO DAL LAGO:	Thanks for the question. Dave, Marco speaking. First of all, we are happy about the first half of the year. In the second quarter, we reached 42% on total revenues in high-value solutions. Main driver in the first half of the year has been high-performance syringes, particularly Nexa®. Nevertheless, we see improvements in EZ-fill® vials, as mentioned in the commentary, in EZ-fill® cartridges and also, we can see very good opportunities in Alba®. So, it’s both a growth of volumes, but also, we are happy about the mix.

DAVID WINDLEY:	Got it. Thank you.

OPERATOR”	The next question is from Patrick Donnelly of Citi.

PATRICK DONNELLY:	Hey guys. Thank you for taking the questions. Maybe one on the tariff side, you know it sounds like you guys are absorbing the new rates entirely in the guide. Can you just talk through the levers? Is that primarily pricing? Are you shifting more capacity to Fisher’s? And I guess on that point, you know where are we with Fisher’s in terms of the capacity and how you’re feeling there?

MARCO DAL LAGO:	We have different factors helping us to absorb the incremental 5%. We had positive conversations with customers that most of the time are passing change in the income terms. So, it’s not impacting our cost and the customer is taking care of the custom duties. Sometimes we had the opportunity to increase the price after absorbing the cost. And in this case, we are guiding a tailwind of about €2.5 million in our guidance that are a little bit dilutive, that is increasing our top line.

And finally, probably most important, we are leveraging our global footprint, trying to optimize the logistics in agreement with our customers.

FRANCO STEVANATO:	Yes. Patrick, Franco speaking. On the top of what Marco already shared with you that we are proactively mitigated this target through rescheduling to our 13 plants production to our big clients and to pass some surcharge to our customers. What I can add is that the Fisher plants in the short term is focused on the audit and validation with existing programs that we have with our big U.S. clients. We cannot have particular benefit in 2025 from the Fishers plant because they have already big programs to ramp up capacity with already existing agreements with our customers. It’s also true that in the medium term, we account to benefit a lot with these greenfield plants, both from what are related to our EZ-fill® products and also our device programs. Even more, we are starting to see more and more interest from our international clients to further increase the opportunity in these plants.

PATRICK DONNELLY:	Okay. That’s helpful. And then Marco, maybe one for you, just in terms of the guidance, if you could just help us out on, I was thinking about 3Q or 4Q, you know whether it’s revenue, EBITDA, earnings, would be helpful just to talk through the second half split there. Thank you, guys.

MARCO DAL LAGO:	Your voice was a little bit broken. Sorry, Patrick. I’m not sure we got the full question.

PATRICK DONNELLY:	Yes. Just asking about the second half split between 3Q/4Q on revenue and earnings, if you could help us out. Thank you.

MARCO DAL LAGO:	Yes, sure. Basically, we provide color about segments. I think that is clear. We expect in the third quarter a mid-single-digit growth compared with the same period last year and similarly in Q4 a mid-single-digit growth. So, we’ve seen the second half a mid-single-digit to match our guidance both in Q3 and Q4. Is that clear compared with the same period last year, I mean?

PATRICK DONNELLY:	Yes. Thank you.

OPERATOR:	The next question is from Larry Solow of CJS Securities.

LARRY SOLOW:	Great. Good afternoon. Could you just follow-up on the Fisher’s and Latina question? Can you just give us a little more color? Just I know you mentioned they’re clearly still margin dilutive, but I know Latina is profitable now. Can you just kind of give us an update on progress there? And as Fisher’s, I assume it is profitable today, I know less it’s margin dilutive, but still profitable, is that correct?

MARCO DAL LAGO:	We started commercial production in Latina in Q4 ‘23 and 3 quarters after in Fisher. So today, Latina is positive in term of a gross profit. Fisher is not yet. Anyway, we can see sequential improvement quarter-after-quarter. Overall, the margin of the 2 sites is still dilutive compared with the average of the company. But it means that for the future we have further opportunity to scale up. And since we are producing and selling high-value products there, we expect the margin improvements in the coming quarters.

FRANCO STEVANATO:	Correct. In fact, if I can add a little bit more color from the market. In Latina, we are continuing to scale up commercial production, in particular for what is related to syringes, Nexa® syringes, also bypass the syringes. We also we are preparing the plants in order to build the capacity for EZ-fill® cartridges and the program is to launch at the 2026 beginning of 2027, this high-volume production for cartridges ready-to-fill. All these elements will help to boost the revenues of Stevanato Group for high-value product from these plants. In parallel, from the plants in Fisher, we are continuing the installation and validation of syringes technologies. And in parallel, we are building a big department that will be able to host production for drug delivery systems for one big US client. So, these 2 greenfield plants, it will be an active contributor to revenue marginality in the next years.

LARRY SOLOW:	Got you. Great. And if I could just switch gears to Engineering real fast. It sounds like most of the stuff is just more growing pains and timing. As we look out, maybe not in early ‘26, as you look at maybe by 2027-2028, would you expect margins to recover back and maybe be even higher than they were before you began these strategic initiatives in that segment? Thanks.

MARCO DAL LAGO:	We are very confident about that. We described the problem we faced that we are now fixing with the delivery of the legacy projects, as Franco was mentioning. Generally speaking, we expect to go back to the profitability we had in ‘22 and ‘23. So, the customers are still appreciating our technology and our ability to deliver customized projects.

FRANCO STEVANATO:	Yes. In fact, if I can add a little bit more color, in the last three quarters, we focused our organization through our optimization plan program, in particular from the plants that we have in Denmark that is specialized on the production for inspection machines, assembling technology for sophisticated devices. Also in Italy, we are starting to review our footprint in order to make a center of excellence able to produce some inspection lines. So, are all products that are well absorbed by our biologic customers in the future. So, the combination of this increase of footprint productivity and the strong demand outside gives us a good confidence that we can have good growth in the Engineering and also improving our margins.

LARRY SOLOW:	Great. I appreciate that color. Thank you.

OPERATOR:	The next question is from Paul Knight of KeyBanc Capital Markets.

PAUL KNIGHT:	Hi, good morning. On the BDS Segment, high value-solutions grew 13%, other containment grew 6%. What would be a normal other containment growth rate in your opinion? Should it be high-single-digits or what should that 6% be after destocking is over?

MARCO DAL LAGO:	Hi, Paul. Marco speaking. It’s more the normalized, let’s say, growth in other container delivery solution is more as we’ve seen in the low to mid single-digits as per our Capital Markets Day, you know we expect after the recovery of the bulk vials growth in that range. We are, as you know, more focused with our investments in high-value solutions. So, this is where we are growing and see the growth for the coming years.

FRANCO STEVANATO:	Yes. In fact, Paul, again, I would like to give some color from the market point of view. We serve the Top 25 global key customers. Also, in parallel, we serve several 100 clients worldwide. But the goal is, Stevanato in the medium, long term, to further focus Stevanato on high-value products. In fact, all the investment that we are doing are moving more and more to high-value solutions. It’s strategically important to keep a market on also bulk vial or other non-high value product has a big goal in the medium term for us to invest to focus Stevanato in this direction of high-value products.

PAUL KNIGHT:	Then the question I have on engineering is you cited lower sales from glass converting. Does your own internal need for equipment detract from Engineering growth? And how quickly can you add capacity in Engineering?

MARCO DAL LAGO:	So, in our comments, we focus on third parties’ revenue. As you know, Paul, engineering glass converting machines are an important piece of our integration, especially Fishers and in Latina, also in ready to use cartridges. So, it’s...but when we comment revenue growth, it’s only on third parties. Yes.

PAUL KNIGHT:	Sure. And where do you have...you need to add capacity is what you’re saying?

FRANCO STEVANATO:	Exactly. We are going on in Latina and Fishers, where our technology is needed both in bulk and in EZ-fill®.

MARCO DAL LAGO:	Today, Paul, our Engineering division, the glass forming third party is an important market, is more a niche, where the Engineering division’s focused today is to serve our big pharma biologic customers, in particular for what is related to inspection machines and sophisticated technology of assembly from auto injectors is where the market is growing. But also, to remember that the power of the Engineering division for Stevanato have two objectives. One is to serve the biologic market, but the second is to make the internal group of the BDS Segment in particular competitive. Today, our Engineering division is squarely focused to develop this technology for cartridges, ready-to-fill, particular technology for bypass and also the Alba® technologies where we want really to build some competitive advantages. The BDS Segment is where the engineering will play a critical role for the group internally.

PAUL KNIGHT:	Okay. Thank you.

OPERATOR:	The next question is from Doug Schenkel of Wolfe Research.

DOUG SCHENKEL:	Hi, thank you for taking my...I...let me start with tariffs. So, I’m just curious from a tariff mitigation standpoint, have you been able to pass along price? And what other mitigation efforts are underway? And how are those reflected in guidance?

MARCO DAL LAGO:	Yes. As mentioned, we had positive conversations with our customers. We have been able to offset more of...most of the impact through change of incoterms or price increases in some cases. Most importantly, in agreement, again, with our customers, we have been able to leverage our global footprint in order to minimize the impact for them and also for us. Those are the 2 main tools we had the opportunity to play in this period of time.

DOUG SCHENKEL:	Okay. And is that something that might have even more benefit next year as we think about our models and margin trajectory?

FRANCO STEVANATO:	Again, in Fishers, we are installing capacity and every quarter, every year, so we are going to benefit from the Fishers plant. It’s also true that today is a little bit early to understand what it could be the evolution of this tariff.

DOUG SCHENKEL:	Okay. And one more on margins. Just from a guidance standpoint, I mean, I guess it depends on where you come out in terms of revenue, whether it’s the high end or the low end of the range. But I just want to make sure I’m doing the math correctly. At the midpoint of the range from a revenue standpoint is then you go down to the operating margin line to get 150 basis points of operating margin expansion, your guidance. Do you essentially keep operating expense about flat year-over-year second half of this year versus second half of last year?

MARCO DAL LAGO:	Yes. The margin expansion is driven, as mentioned, by high-value products. We raised our guidance from 39% to 41% to 40% to 42%. So, we are more confident. We are very well covered in our backlog for high-value products. Moreover, we recalculated the depreciation after 6 months, you know we have a...you probably noticed we have a large amount of assets under construction. So, we played a little bit conservatively at the beginning of the year. Now, we can estimate the lower level of depreciation. So, this is driving the increase in operating profit. Obviously, depreciation is not impacting our EBITDA and adjusted EBITDA, and we are reiterating our guidance for EBITDA for the year.

DOUG SCHENKEL:	Okay. Very last one, another modeling question. Tax rate, so it does look like you bumped up second half tax rate assumptions to around 27%. What drove that? And is that the new tax rate moving forward?

MARCO DAL LAGO:	This is not something that is impacting the cash of the company. It’s more related to the fact that in executing our optimization plan, we are considering the risk of not fully recovering some deferred tax asset in Denmark, where we are moving part of the activities from Denmark to Italy. So, we are taking a cautious approach waiting what is going to happen toward the end of the year with the deferred tax assets.

DOUG SCHENKEL:	Okay. Thank you very much.

OPERATOR:	The next question is from Mac Etoch Stephens Incorporated.

MAC ETOCH:	Hey, good morning. Just a few for me. But you mentioned in your prepared remarks just that you’re well-positioned to benefit from some onshoring announcements that have been announced recently. I’m just curious to gauge where you all think you all can benefit the most, and if you’re seeing any incremental interest today in Fisher’s or within your engineering offerings?

LISA MILES:	Yes. I’m sorry, Mac, but can you repeat that? You slightly broke up on our end. Apologies. Just the first part is

MAC ETOCH:	Apologies. Can you hear me alright?

LISA MILES:	Yes.

MAC ETOCH:	Awesome. Yes, I was just curious, you know you mentioned in your prepared remarks that you’re well-positioned to benefit from the ongoing announcements that have been announced recently. So, my question is just, are you seeing any incremental interest today within Fishers or your engineering offerings? And from your perspective, where do you think you’re most well-positioned to benefit?

LISA MILES:	Okay. So just to confirm, it’s related to Franco’s comments on the investments that we’re seeing from customers related to those manufacturing investments in The United States and those U.S. onshoring initiatives and the demand that we anticipate from that.

FRANCO STEVANATO:	Yes, correct. Yes. We starting from, let’s say, March...end of March of this year, we are starting to see a change in on the strategy, in particular, our big international clients, also some biosimilars to review their installation of capacity in United States. So, thanks to this change of strategy, well, Stevanato is looking to have some benefits. First, from an Engineering point of view, this will give us the opportunity to sell more technology, particularly around inspection machines and also around assembly technology. Even more through our greenfield plant in Fishers, automatically, we can better offer a sophisticated supply chain for United States that in terms of EZ-fill® product, in particular, and devices, we can really build dedicated capacity for the U.S. utilization. And in fact, we are happy for this. We are probably working with our customers on this direction.

MAC ETOCH:	Appreciate it.

OPERATOR:	The next question is from Stephen Moiles analyst BNP Paribas Exane.

CURTIS MOELIS:	Thank you. I think that was Curtis Moelis. Thanks for taking my questions. So, I just have a couple, please. First, on the Engineering Segment. I wanted to see if maybe you could give a little bit more color about how we can think about it in 2026, especially with some of these projects being pushed out, I guess. Are you expecting kind of a rebound in growth in margins pretty quickly in the year or is it going to be maybe more back end loaded? I don’t know how much precision you can give there. And then also on that potentially expanding the footprint in Italy, do you have maybe a timeline in mind for that?

LISA MILES:	Okay. So just to confirm your questions, Engineering color on 2026, rebound on margins and then a question related to the activities we’re moving to Italy.

MARCO DAL LAGO:	About 2026, will provide guidance in a couple of quarters. So, it is a little bit early to go through the segments and the evolution of each segment for

2026. Nevertheless, we mentioned before that the trajectory we expect positive going out from the legacy projects and the problems we faced related to the supply chain and the workload we mentioned during the pandemic. But it’s a little bit early to provide color about 2026.

FRANCO STEANATO:	And regarding the footprint strategy, we already started in the second part of last year to optimize our footprint. In the last 2, 3 years, in particular, the plant in Denmark increased a lot because we received many orders for inspection machines, standard assembly technology, even more what we call this complex new prototype of high-speed technology for devices. So, through what we call our optimization plan, we are building 3 different sized that are becoming center of excellence. Denmark, it became center of excellence for assembly technology and the backupfor inspections. Italy, it will be center of excellence for glass forming and in inspection. And then we have the plants in Bologna that we are using in order to make what we call customized prototype for a new particular technology. In this way, we have 3 sites, each one specialized for one product line, and they can serve as a backup if in certain quarter or period, there will be some particular orders. This is the way that we are going to review our footprint strategy in our engineering divisions.

CURTIS MOELIS:	Okay. That’s helpful. Thank you. And I think, if I could just squeeze in one more, too. I wanted to touch on vial order patterns that you’re seeing recently. I mean it sounds like it’s improving there, but can you talk to maybe like lead times, are they back to pre-COVID norms? And are you seeing kind of customer inventories at a normalized level? And finally, where is kind of utilization sitting for these vial manufacturing lines?

FRANCO STEVANATO:	Again, like I mentioned at the beginning, we gradually see improvement practically in all our markets, in all the regions, in all the clients, the small/medium sized clients. There are certain clients that are back on track with original pre-pandemic situations. Other clients, in particular, the big clients that serve many therapeutic drugs, many types of vial configurations that they still have some inventory. So based on this assumption, we see that throughout the 2025, the vial market will move as sort of...towards a sort of normalizations.

CURTIS MOELIS:	Okay. Thank you.

OPERATOR:	The next question is from Yuko Oku of Morgan Stanley.

YUKO OKU:	Understanding that your offering and services address a critical aspect of drug manufacturing, given the uncertainty that biopharma industry is facing today. Are you seeing any pricing pressure broadly in the industry as pharma companies try to get best value for the cost?

FRANCO STEVANATO:	So today, what do we see? The big priority of our big clients is to secure the supply chain. Today, if you look, in particular, the biologic market, they are starting with in the large time in advance to secure the capacity, both in particular Europe, and the United States. Make an example, on syringes, they want to secure their capacity in order to be able to fulfill their demand for the existing commercial programs, but also in particular for the pipeline that they are launching in Phase II, Phase III. The same is for the cartridges ready-to-fill. Also, we are starting to see more and more that due to Annex one requirements, many clients are moving with the new, what we call flexible technology. Practically, they are moving from using bulk glass container to EZ-fill®. So, it’s rare that for high-value product, we are under pressure about prices. It’s more common that the market is looking for a well-established player with a global footprint, one superior quality. And let me do some, I’ll say, sales marketing. Our Nexa® technology in this moment is really the right answer to the superior quality requirement for this sophisticated biologic product.

YUKO OKU:	Thank you for the color. And then I just wanted to ask a question on margin. With good progress on the legacy projects from Denmark in the engineering segment, how should we think about cadence of engineering margin improvements in 3Q? Should we anticipate a stepwise improvement for the engineering segment now that majority of those projects are complete or more gradual improvement over remainder of the year?

MARCO DAL LAGO:	In our model, we expect sequential improvement in Q3 and Q4. Nevertheless, this is based on the assumption to win soon the contracts shifted from the second quarter to the second half of the year. So, our model is a sequential improvement in Q3 and Q4. On one side, we are exiting from the legacy low margin projects. We are we have very positive negotiations with our customer. We are close to finalizing some contracts. So, this is our model today of a sequential improvement.

OPERATOR:	Thank you.

OPERATOR:	The last question is from Dan Leonard of UBS.

DAN LEONARD:	Thanks for the time. First off, I was hoping you could talk about the impact of GLP-1 compounding on the demand for vials and whether that’s even a relevant demand driver?

MARCO DAL LAGO:	So, as you know, we are providing many different formats for GLP-1s, predominantly syringes and cartridges, syringes both in dual chamber and normal configuration, also cartridges both in bulk and sterile configuration. Vials, we see vials as another option, but it’s not the predominant format related to GLP-1s.

DAN LEONARD:	Understood. And a tariff related follow-up. How much of your U.S. demand is supplied from the U.S. at this point? And where does that go over the near term?

FRANCO STEVANATO:	So up to now, the greenfield plant in Fishers is at the beginning. So, it’s really a small portion of our revenue that we sell from our U.S. Plants, quarter-after-quarter, say, year-after-year, the goal is that this plant in Fishers, it will be the plant that is going to serve the U.S. market.

DAN LEONARD:	Thank you.

OPERATOR:	Ladies and gentlemen, that was the final question. Thank you for joining. The conference is now over and you may disconnect your telephones.